Exhibit 4.2


                                  AMENDMENT TO
                            OSB FINANCIAL CORP. 1992
                         STOCK OPTION AND INCENTIVE PLAN


             Pursuant to resolution duly adopted by the Board of Directors of OSB Financial Corp. on April 24, 1997, the OSB Financial Corp. 1992 Stock Option and Incentive Plan was amended by adding a new Section 23 that reads as follows:

             "23. Assumption of Plan by FCB Financial Corp. Effective at the Effective Time (as defined in the Merger Agreement defined hereinafter) and in connection with the merger of the Corporation with and into FCB Financial Corp. ("FCB"), FCB shall assume any and all obligations of the Corporation under the Plan, the Plan shall remain in effect and FCB shall become the Plan sponsor. At such time, the 150,000 shares reserved for issuance under Section 3 hereof shall be increased to 219,000, representing the 150,000 shares multiplied by the 1.46 exchange ratio set forth in that certain Agreement and Plan of Merger between the Corporation and FCB, dated November 13, 1996 (the "Merger Agreement"). Pursuant to the terms of Section 1.5 of the Merger Agreement, each Option granted by the Corporation under the Plan which is outstanding and unexercised as of the Effective Time, shall be converted automatically into an option to purchase shares of common stock of FCB (the "Converted Option") in an amount and at an exercise price determined as follows:

                  (i) the number of shares of common stock of FCB to be subject to each Converted Option shall be equal to the product of the number of shares of Common Stock subject to Options hereunder and 1.46, provided that any fractional shares of common stock of FCB resulting from such multiplication shall be rounded up to the nearest whole share; and

                  (ii) the exercise price per share of FCB common stock under the Converted Option shall be equal to the exercise price per share of Common Stock under the Option granted hereunder divided by 1.46, provided that such exercise price shall be rounded down to the nearest whole cent."